Exhibit 99.1

News Release
August 4, 2022

Turquoise Hill announces financial results and review of operations for the second quarter of 2022

Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) (Turquoise Hill or the Company) today announced its financial results for the period ended June 30, 2022. All figures are in U.S. dollars unless otherwise stated.
“Following the First Quarter inflection points of renewing our partnership with the Government of Mongolia and blasting the undercut of the Oyu Tolgoi underground mine, we have continued to make excellent progress on the underground during the second quarter. We fired the first drawbell of the Oyu Tolgoi underground mine well ahead of schedule and have now fired the first three drawbells ahead of schedule. While we continue to forecast sustainable production in the first half of 2023, this is most certainly trending earlier.” stated Steve Thibeault, Turquoise Hill’s Interim Chief Executive Officer.
“The Oyu Tolgoi team achieved an All Injury Frequency Rate (AIFR) of 0.21 per 200,000 hours worked. The number of COVID cases at the site continued to decline enabling a return to near-normal roster levels and rotations. With the easing of the pandemic we have been able to reduce our on-site concentrate inventories to target levels and force majeure has been lifted.
We produced 30.6 thousand tonnes of copper in the second quarter and are on track to meet our 2022 guidance for copper production of 110,000 to 150,000 tonnes. Gold production in the quarter totalled 47.6 thousand ounces and we have increased our gold production guidance range for the year from 135,000 to 165,000 ounces to 150,000 to 170,000 ounces.

The Company ended the first half with liquidity of $0.5 billion and with access to funding under the terms of the Heads of Agreement with Rio Tinto that will be sufficient to meet its minimum obligations for at least 12 months from the quarter end. We are well positioned to maintain this momentum and we look forward to ramping up the Oyu Tolgoi underground mine.”
FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Oyu Tolgoi surface operations[1] and underground workforce posted an AIFR of 0.21 per 200,000 hours worked for the six months ended June 30, 2022.

•	In Q2’22, Oyu Tolgoi produced 30.6 thousand tonnes of copper in concentrate and 47.6 thousand ounces of gold in concentrate.

1 Surface operations denotes open-pit operations plus on surface infrastructure benefitting both the open pit and underground including, but not limited to, the concentrator, tailings storage facility and central heating plant. Of the 19,266 thousand tonnes of material processed by the mill in H1’22, approximately 715 thousand tonnes was underground development material.

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•	Mill throughput of 9.69 million tonnes in Q2’22 was 1% higher than Q1’22 and 3% higher than Q2’21 in line with expectations due to higher mill availability.

•
Copper production guidance for 2022 remains within the range of 110,000 to 150,000 tonnes while 2022 gold production guidance has been revised from a range of 135,000 – 165,000 ounces to 150,000 – 170,000 ounces.

•	On-site concentrate inventory has returned to target levels.

•
Drawbells continue to be completed ahead of schedule with the first 2 drawbells successfully fired in Q2’22 and the third drawbell subsequently fired on July 29. Sustainable production continues to trend earlier than expected. It is anticipated that between 16 – 21 drawbells are required to achieve sustainable production, subject to the natural caving conditions encountered.

•	Turquoise Hill currently estimates its base case incremental funding requirement to be $3.6 billion (March 31, 2022: $3.4 billion).

•
As at June 30, 2022, Turquoise Hill had $0.5 billion of available liquidity in the form of cash and cash equivalents, which under current projections is expected to meet the Company’s requirements, including funding of underground capital expenditures, into November 2022, after which the Company is able and would be required to rely on funding available under the Funding HoA[2] (see – Funding of OT LLC by Turquoise Hill) to provide it with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of June 30, 2022.

•
Revenue of $402.0 million in Q2’22 increased 21.9% from $329.8 million in Q2’21 due to an 89.3% increase in concentrate sales with the easing of COVID-19 related restrictions at the border and use of double trailers to ship concentrate and due to a 3.1% increase in average gold prices. Onsite concentrate inventory levels returned to target levels in Q2’22. Higher concentrate volumes were partially offset by a 1.8% decrease in average copper prices and by lower copper and gold head grades from the planned transition of mining to the next phase of operations and processing lower grade stockpile material.

•
Income for the period was $93.3 million in Q2’22 versus $127.8 million in Q2’21 as higher revenue and tax benefits were more than offset by the impact of higher cost of sales as the higher volumes of concentrate shipped contained lower metal in concentrate following the planned transition of mining from higher to lower grade areas of the open pit. Cost of sales has also been impacted by inflation and higher input prices. A $9.8 million tax benefit was recorded in Q2’22 versus $19.0 million charge in Q2’21. The recognition in Q2’22 was largely due to an increase in temporary differences on property, plant and equipment. Income attributable to owners of Turquoise Hill in Q2’22 was $82.6 million ($0.41 per share) versus $102.9 million ($0.51 per share) in Q2’21.

2 The Funding HOA is an amendment dated May 18, 2022 to the amended and restated heads of agreement entered into between the Company and Rio Tinto on January 24, 2022. Please refer to the Section titled “Funding of OT LLC by Turquoise Hill” on page 11 of this press release for further information.

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•	Cost of sales in Q2’22 was $2.82 per pound of copper sold[3] and C1 cash costs were $1.31 per pound of copper produced[4]. All-in sustaining costs were $2.63 per pound of copper produced[4].

•
Total operating cash costs[5] of $229.6 million in Q2’22 increased 7.6% from $213.4 million in Q2’21 largely due to inflationary pressures on prices for critical supplies including fuel, power, explosives and higher shipment and royalty costs from increased volumes following the easing of COVID-19 related restrictions at the border. This was partially offset by higher deferred stripping due to the planned transition of mining from Phase 4B to Phase 5A. Ore mining had been prioritised in Q2’21 due to the impact of COVID-19 related restrictions on manning and equipment usage.

•
Expenditures on property, plant and equipment[6] in Q2’22 were $260.9 million, which included $218.2 million of capital expenditures on the underground project[7] Capital expenditures on the underground project[7] included $85.9 million of underground sustaining capital expenditures[7]. At June 30, 2022, total capital expenditures on the underground project[7] since January 1, 2016 was $5.8 billion, including $0.5 billion of underground sustaining capital expenditures[7].

•
Net cash generated from operating activities of $229.1 million and cash generated from operating activities before interest and tax of $315.4 million were $10.7 million and $10.6 million higher, respectively, than in Q2’21 due to the impact of higher shipment volumes and prices on cash receipts, partially offset by inflationary pressures on operating expenditures from higher prices for critical supplies including fuel, power, explosives and higher shipment and royalty costs.

•	Oyu Tolgoi has continued to progressively increase on-site personnel numbers with the workforce in Q2’22 approaching full capacity.

•
The 2022 cost and schedule update for the underground project has been completed and incorporates the known, incremental COVID-19 cost impacts, associated taxes and an estimate of further COVID-19 management costs over the remaining development schedule, confirming total development capital expenditure expectations of $7.06 billion.

•
Oyu Tolgoi continued to build on its relationship reset in Mongolia, with the Oyu Tolgoi Board approving a $50 million, five-year funding programme to support the long-term, sustainable development of Khanbogd town, our neighbouring host community in the South Gobi region.

•
The special committee of independent directors (the Special Committee) continues to consider the unsolicited non-binding proposal from Rio Tinto International Holdings Limited (Rio Tinto) received on March 13, 2022 to acquire the approximately 49% of the outstanding shares of Turquoise Hill held by the Company’s minority shareholders for cash consideration of C$34.00 per share (the Proposal).

3 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
4 C1 cash costs per pound of copper produced and all-in sustaining costs per pound of copper produced are non-GAAP ratios. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
5 Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
6 In this press release, “expenditures on property, plant and equipment is sometimes alternatively referred to as “capital expenditures on a cash basis”.
7 Capital expenditures on the underground project and underground sustaining capital expenditures are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

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OPERATIONAL OUTLOOK FOR 2022
Oyu Tolgoi is expected to produce 110 to 150 thousand tonnes of copper and 150 to 170 thousand ounces of gold in concentrates in 2022 from processing ore from the open pit, underground and stockpiles. Gold production guidance has been revised upward from a previous forecast range of 135 to 165 thousand ounces due to additional mining of high-grade material at the bottom of Phase 4B in Q1’22 and better than expected production from Phase 5A. Gold and copper production are forecast to be lower in 2022 compared with 2021 due to the planned transition of mining to the next phase of operations and the processing of lower grade stockpile material.
Total operating cash costs8 for 2022 are now expected to be in the range of $850 million to $925 million compared to original guidance of $800 million to $875 million due to higher royalties and price inflation for key raw materials, especially fuel, and lower deferred stripping. The proportion of ore to waste is now expected to be higher than originally planned in 2022 due to mine plan changes.
Capital expenditures on surface operations9 for 2022 are now expected to be lower than previously disclosed at approximately $140 million to $170 million due to further schedule changes impacting the timing of spend and lower deferred stripping as a result of mine plan changes over the course of the year resulting in a higher proportion of ore mining compared to waste removal. This is compared to the Company’s previous guidance of $155 million to $185 million that was provided in the Company's managment's discussion and analysis of the financial condition and results of operations (MD&A) for the first quarter of 2022. Capital expenditures on the underground project9 are now expected to be lower at $1.1 billion to $1.3 billion for 2022 compared to original guidance of $1.2 billion to $1.4 billion due to slower than expected workforce ramp-up following commencement of the undercut in January 2022. Capital expenditures on the underground project9 are expected to be comprised of $650 million to $750 million of underground development capital expenditures9 and $425 million to $525 million of underground sustaining capital expenditures9.
Capital expenditures on surface operations9 is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentisation. Capital expenditures on the underground project9 is inclusive of VAT.
2022 C1 cash costs are expected to be in the range of positive $1.95 to positive $2.35 per pound of copper produced10, which is higher than 2021 due to lower gold production in 2022. Unit cost guidance assumes the midpoint of the expected 2022 copper and gold production ranges and a gold commodity price assumption of $1,868 per ounce.
Estimates of future production, expenditures on property, plant and equipment, total operating cash costs and C1 cash costs per pound of copper produced presented in this press release are based on mine plans that reflect the expected method by which the Company will mine reserves at Oyu Tolgoi. Actual gold and copper production and associated costs may vary from these estimates due to a number of operational and non-operational risk factors (see the section “Forward-Looking Statements and Forward-Looking Information” of the Company’s Q2 2022 MD&A for a description of certain risk factors that could cause actual results to differ materially from these estimates).

8 Total operating cash costs is a non-GAAP measure that is forward-looking information. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
9 Underground development capital expenditures, underground sustaining capital expenditures, and capital expenditures on surface operations are all supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
10 C1 cash costs per pound of copper produced is a non-GAAP ratio. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

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OUR BUSINESS
Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. The Company’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (OT LLC); the remaining 34% interest is held by Erdenes Oyu Tolgoi LLC (Erdenes or EOT), a Mongolian state-owned entity.
The Oyu Tolgoi property is located approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. The property is cut by the Oyu Tolgoi trend, a 12 kilometres north-south orientated corridor which is host to the known deposits, Hugo North, Hugo South, Oyut and Heruga. Open-pit mining operations commenced at Oyut in 2013. The Hugo North deposit (Lift 1) is currently being developed as an underground operation with production ramp up expected to commence in H1’23.
The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. Since 2014, the concentrator has consistently achieved a throughput of over 105,000 tonnes per day due to improvements in operating practices. Concentrator throughput for 2022 is targeted at over 110,000 tonnes per day and expected to be approximately 40 million tonnes for the year due to improvements in concentrator performance and more favourable ore characteristics.
As at June 30, 2022, Oyu Tolgoi had a total workforce (employees and contractors), including for underground project construction, of approximately 18,100 workers, of which over 97% were Mongolian.

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SELECTED FINANCIAL METRICS(1)

	Three months ended			Six months ended
($ in millions, unless otherwise noted)	2Q	2Q	Change	2Q	2Q	Change
	2022	2021	%	2022	2021	%
		Restated (6)			Restated (6)

Revenue	402.0	329.8	21.9%	804.7	856.3	(6.0%)
Income for the period	93.3	127.8	(27.0%)	487.6	460.0	6.0%
Income attributable to owners of Turquoise Hill Resources Ltd	82.6	102.9	(19.7%)	357.9	339.6	5.4%
Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd	0.41	0.51	(19.6%)	1.78	1.69	5.3%
Revenue by metals in concentrates
Copper	266.4	197.0	35.2%	556.9	530.7	4.9%
Gold	130.5	129.7	0.6%	238.6	317.9	(24.9%)
Silver	5.1	3.1	64.5%	9.3	7.7	20.8%
Cost of sales	219.4	85.5	156.6%	394.4	241.2	63.5%
Production and delivery costs	174.8	64.3	171.9%	310.4	167.7	85.1%
Depreciation and depletion	44.6	21.2	110.4%	84.1	73.4	14.6%
Capital expenditures on cash basis (2)	260.9	227.4	14.7%	490.8	477.6	2.8%
Underground development capital expenditures	132.3	158.6	(16.6%)	251.4	339.7	(26.0%)
Underground sustaining capital expenditures	85.9	49.9	72.1%	170.6	110.8	54.0%
Capital expenditures on surface operations	42.7	18.9	125.9%	68.8	27.2	152.9%
Royalty expenses	28.4	22.5	26.2%	53.4	45.2	18.1%
Total operating cash costs (3)	229.6	213.4	7.6%	458.5	414.7	10.6%
Unit costs ($)
Cost of sales (per pound of copper sold) (4)	2.82	1.98	42.4%	2.74	1.87	46.5%
C1 (per pound of copper produced) (5)	1.31	0.85	54.1%	1.49	0.43	246.5%
All-in sustaining (per pound of copper produced) (5)	2.63	1.55	69.7%	2.67	0.96	178.1%
Mining costs (per tonne of material mined) (5)	2.42	2.71	(10.7%)	2.34	2.27	3.1%
Milling costs (per tonne of ore treated) (5)	6.58	7.09	(7.2%)	6.84	6.66	2.7%
G&A costs (per tonne of ore treated) (4)	2.75	4.98	(44.8%)	3.23	4.21	(23.3%)
Net cash generated from operating activities	229.1	218.4	4.9%	351.4	85.2	312.4%
Cash generated from operating activities before interest and tax	315.4	304.8	3.5%	438.0	553.0	(20.8%)
Interest paid	84.8	84.5	0.4%	85.6	111.0	(22.9%)
Total assets	14,791	13,903	6.4%	14,791	13,903	6.4%
Total non-current financial liabilities	3,766	4,407	(14.5%)	3,766	4,407	(14.5%)

(1)	All financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements for the reporting periods indicated.

(2)
Capital expenditures on a cash basis is split between underground development capital expenditures and underground sustaining capital expenditures and capital expenditures on surface operations, all supplementary financial measures. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

(3)	Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

(4)
Cost of sales per pound of copper sold and General & Administrative (G&A) costs per tonne of ore treated are supplementary financial measures. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

(5)
C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined, and milling costs per tonne of ore treated are non-GAAP ratios which are not standardised financial measures and are not intended to replace measures prepared in accordance with IFRS. Please refer to the Section titled – “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

(6)
Prior year comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of the Company’s Q2 2022 MD&A for further information.

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Q2’22 versus Q2’21

•
Revenue of $402.0 million in Q2’22 increased 21.9% from $329.8 million in Q2’21 due to an 89.3% increase in concentrate sales with the easing of COVID-19 related restrictions at the border and use of double trailers to ship concentrate and due to a 3.1% increase in average gold prices. Onsite concentrate inventory levels returned to target levels in Q2’22. Higher concentrate volumes were partially offset by a 1.8% decrease in average copper prices and by lower copper and gold head grades from the planned transition of mining to the next phase of operations and processing lower grade stockpile material.

•
Income for the period was $93.3 million in Q2’22 versus $127.8 million in Q2’21 as higher revenue and tax benefits were more than offset by the impact of higher cost of sales as the higher volumes of concentrate shipped contained lower metal in concentrate following the planned transition of mining from higher to lower grade areas of the open pit. Cost of sales has also been impacted by inflation and higher input prices. A $9.8 million tax benefit was recorded in Q2’22 versus a $19.0 million charge in Q2’21. The recognition in Q2’22 was largely due to an increase in temporary differences on property, plant and equipment. Income attributable to owners of Turquoise Hill in Q2’22 was $82.6 million ($0.41 per share) versus $102.9 million ($0.51 per share) in Q2’21.

•
Cost of sales of $219.4 million in Q2’22 increased from $85.5 million in Q2’21 due to an 89.3% increase in concentrate volumes with the easing of COVID-19 related restrictions at the border and inflationary pressures on input prices and other costs. Onsite concentrate inventory levels have returned to target levels in Q2’22.

•
Expenditures on property, plant and equipment were $260.9 million in Q2’22 versus $227.4 million in Q2’21, comprised of $218.2 million (Q2’21: $208.5 million) in capital expenditures on the underground project[11], including $85.9 million (Q2’21: $49.9 million) in underground sustaining capital expenditures[11] as well as $42.7 million (Q2’21: $18.9 million) in capital expenditures on surface operations[11].

•
Total operating cash costs[12] of $229.6 million in Q2’22 increased 7.6% from $213.4 million in Q2’21, largely due to inflationary pressures on prices for critical supplies, including fuel, power, explosives and higher shipment and royalty costs from increased volumes following the easing of COVID-19 related restrictions at the border. This was partially offset by higher deferred stripping due to the planned transition of mining from Phase 4B to Phase 5A. Ore mining had been prioritised in Q2’21 due to the impact of COVID-19 related restrictions on manning and equipment usage.

•
Cost of sales of $2.82 per pound of copper sold[13] in Q2’22 increased 42.4% from $1.98 per pound of copper sold in Q2’21, reflecting higher operating cash costs and an increase in unit fixed costs from lower metal production and copper head grades.

11 Capital expenditures on the underground project,  underground sustaining capital expenditures and capital expenditures on surface operations are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
12 Total operating cash costs is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
13 Cost of sales per pound of copper sold is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

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•
Oyu Tolgoi’s C1 cash costs of $1.31 per pound of copper produced[14] in Q2’22 increased from $0.85 per pound of copper produced in Q2’21 due to higher operating cash costs and lower copper produced due to the planned transition of mining to the next phase of operations.

•
All-in sustaining costs of $2.63 per pound of copper produced[14] in Q2’22 increased from $1.55 per pound of copper produced in Q2’21. All-in sustaining costs were impacted by the same factors as C1 cash costs as well as a $23.8 million increase in capital expenditures on surface operations due to higher maintenance componentisation, higher deferred stripping from the planned change in mine sequence and commencement of the Gashuun Sukhait (GSK) road.

•
Mining costs of $2.42 per tonne of material mined[14] in Q2’22 decreased 10.7% from $2.71 per tonne of material mined in Q2’21. The decrease was mainly driven by higher material mined in Q2’22 with higher haul truck usage in the open pit as the lifting of COVID-19 restrictions increased manning levels.

•
Milling costs of $6.58 per tonne of ore treated[14] in Q2’22 decreased 7.2% from $7.09 per tonne of ore treated in Q2’21 due to the higher mill throughput and lower costs. The decrease in costs was mainly due to an improvement in the quality of grinding media lowering the amount of reagents used in processing concentrate and a higher proportion of softer ore in the mill feed.

•
G&A costs of $2.75 per tonne of ore treated[15] in Q2’22 decreased 44.8% from $4.98 per tonne of ore treated in Q2’21. The decrease is mainly due to reduced COVID-19 related costs with the lifting of restrictions and changes to the testing and quarantine regimes.

•
Net cash generated from operating activities of $229.1 million and cash generated from operating activities before interest and tax of $315.4 million were $10.7 million and $10.6 million higher, respectively, than in Q2’21 due to the impact of higher shipment volumes and prices on cash receipts, partially offset by inflationary pressures on operating expenditures from higher prices for critical supplies including fuel, power, explosives and higher shipment and royalty costs.

OYU TOLGOI

Operations, People, Safety Performance and COVID-19 Update

The safety and wellbeing of our workers continues to be our major focus. The Oyu Tolgoi surface operations and underground workforce posted an AIFR of 0.21 per 200,000 hours worked year to date.

During Q2’22, COVID-19 cases identified at Oyu Tolgoi have continued at low levels and the testing regime has been eased. Pre-site mobilisation testing has ceased, and mask wearing has been reduced to high-risk settings only. Oyu Tolgoi has continued to progressively increase on-site personnel numbers with the workforce in Q2’22 approaching full capacity.  On-site concentrate inventory has returned to target levels. Ongoing monitoring of COVID-19 cases continues, and controls will continue to be reviewed, as necessary.

14  C1 cash costs per pound of copper produced, all-in sustaining costs per pound of copper produced, mining costs per tonne of material mined and milling costs per tonne of ore treated are non-GAAP ratios. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
15 G&A costs per tonne of ore treated is a supplementary financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

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The Force Majeure declared by OT LLC to project lenders in March 2020 and the Force Majeure declared by OT LLC to customers in March 2021 have both been lifted.
During Q2’22, Oyu Tolgoi, in partnership with Mandal Insurances, rolled out a Hepatitis B screening and vaccination programme to employees at site and in the Ulaanbaatar offices.

Selected Operational Metrics
Oyu Tolgoi Production Data
All data represents full production and sales on a 100% basis

	2Q	2Q	Change	1H	1H	Change
	2022	2021		2022	2021

Open pit material mined (‘000 tonnes)	25,550	15,829	61.4%	49,936	38,417	30.0%
Ore treated (‘000 tonnes)	9,685	9,401	3.0%	19,266	19,214	0.3%
Average mill head grades:
Copper (%)	0.40	0.47	(14.9%)	0.40	0.51	(21.6%)
Gold (g/t)	0.26	0.50	(48.0%)	0.29	0.59	(50.8%)
Silver (g/t)	1.15	1.19	(3.4%)	1.20	1.24	(3.2%)
Concentrates produced (‘000 tonnes)	146.0	173.2	(15.7%)	290.3	375.1	(22.6%)
Average concentrate grade (% Cu)	20.9	21.2	(1.4%)	21.0	21.9	(4.1%)
Production of metals in concentrates:
Copper (‘000 tonnes)	30.6	36.7	(16.6%)	60.8	82.2	(26.0%)
Gold (‘000 ounces)	48	113	(57.5%)	107	259	(58.7%)
Silver (‘000 ounces)	201	235	(14.5%)	412	490	(15.9%)
Concentrate sold (‘000 tonnes)	175.3	92.6	89.3%	323.6	278.9	16.0%
Sales of metals in concentrates:
Copper (‘000 tonnes)	35.3	19.6	80.1%	65.2	58.6	11.3%
Gold (‘000 ounces)	68	73	(6.8%)	125	183	(31.7%)
Silver (‘000 ounces)	224	106	111.3%	403	313	28.8%
Metal recovery* (%)
Copper	81.4	79.7	2.1%	79.8	83.4	(4.3%)
Gold	59.1	69.3	(14.7%)	59.3	71.0	(16.5%)
Silver	57.8	62.5	(7.5%)	56.0	64.0	(12.5%)

*Metal recovery is a function of head grade and reflects grades delivered in the quarter.

Surface Operations and Hugo North Underground

During Q2’22, the combined surface and underground operations produced 30.6 thousand tonnes of copper in concentrate and 47.6 thousand ounces of gold in concentrate. Copper production was broadly in line with Q1’22 and with 2022 guidance. Mill feed for Q2’22 included approximately 453 thousand tonnes with 0.66% copper and 0.28g/t head grade of underground ore. The remaining 9.23 million tonnes of mill feed was sourced from open-pit low grade stockpiles and Phase 5. Mill head grades will remain low through the remainder of 2022 as direct mill feed will continue to be supplemented by low grade stockpiles.

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As previously disclosed, the open-pit optimisation work to improve near term value continues and is expected to be incorporated into an updated mine plan in Q3’22.

During Q2’22, the underground project achieved a significant milestone with the blasting of the first two drawbells in Panel 0 ahead of schedule. Drawbells continue to be completed ahead of schedule and broadly aligned with the 2020 Oyu Tolgoi Technical Report (2020 OTTR) with the third drawbell subsequently fired on July 29. Sustainable production continues to trend earlier than expected. It is anticipated that between 16 – 21 drawbells are required to achieve sustainable production, subject to the natural caving conditions encountered.

Underground production activities, including undercut blasting and on-footprint construction work such as roadways and steel set construction, continue to progress well. During Q2’22, a total of 26,098 metres of undercut drilling, 2,071 metres of drawbell drilling and 8,061 square metres of undercut blasting were completed. In addition, underground material hoisted from Shafts 1 and 2 was above expectations.

Shaft sinking rates for Shaft 3 and Shaft 4 improved during Q2’22 due to the continuation of an optimisation programme commenced in Q1’22. As of July 3, 2022, the Shaft 3 sinking level was at 183 metres below ground level and Shaft 4 was at 288 metres below ground level.

The table below provides the Company’s estimated key milestone dates compared to the 2020 OTTR.

Milestone	2020 OTTR	Q1 2022 MD&A	Actual or Currently Projected Dates(3)
Start Undercut blasting	July 2021	January 2022 (Actual)	January 2022 (Actual)
MHS 1 (including Crusher 1) commissioning	Q4’21	February 2022 (Actual)	February 2022 (Actual)
First drawbell blasted (1)	May 2022	Q3’22	June 2022 (Actual)
Sustainable Production (sustainable cave propagation)	February 2023 (~30 drawbells active(2))	H1’23 (~21 drawbells active(2))	H1’23 (~21 drawbells active(2))
Shaft 3 commissioned	H1’22	H1’24(3)	H1’24(3)
Shaft 4 commissioned	H1’22	H1’24(3)	H1’24(3)
First drawbell Panel 2	Q4’24	H1’26	H1’26(4)
First drawbell Panel 1	H2’26	H1’27	H1’27(4)

(1)	Despite an approximate 6-month delay to Undercut commencement, first drawbell timing remained broadly in line with the 2020TR.
(2)
Design refinements identified that a minor modification to undercut sequence following additional geotechnical assessment of cave initiation conditions, changed the estimated number of drawbells to reach critical hydraulic radius, which is the point at which sustainable production is anticipated to commence. Critical hydraulic radius is an estimated factor, based on the best available data but some variability in the exact number of drawbells needed to reach critical hydraulic radius could occur, with the potential for the requirement to be between 16 and 21 drawbells.

(3)	Shaft 3 and 4 progress continues to be closely monitored against the 2022 schedule update.
(4)	The impact of the additional shaft delays on the commencement of Panel 1 and Panel 2 is under assessment and expected to be known during Q3’22.

At the end of June 2022, cumulative underground capital development is 70,939 equivalent metres (eqm) and cumulative Conveyor to Surface advancement is 16,088 eqm.

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During Q2’22, the underground project completed the 2022 cost and schedule reforecast (2022 Reforecast). The 2022 Reforecast reconfirmed total development capital expenditures of $7.06 billion for the underground project, incorporating known and future incremental COVID-19 costs of $227 million, escalation of $72 million, associated taxes and minor impacts of changes in labour laws. The COVID-19 impacts incorporated are based on a regime of reduced controls from July 1, 2022. As at June 30, 2022, underground development capital commitments stood at approximately $5.8 billion with $5.3 billion of underground development capital incurred, leaving underground development capital committed of approximately $1.3 billion and $1.8 billion of underground development capital incurred remaining16. The 2022 Reforecast identified an approximate 15-month delay versus the Definitive Estimate17 milestones in the commissioning of Shaft 3 and Shaft 4, which are now expected in H1’24. The impact of the additional shaft delays on the commencement of Panel 1 and Panel 2 is under assessment and expected to be known during Q3’2218.

OT LLC spent $218.2 million on capital expenditures on the underground project19 during Q2’22, including $85.9 million of underground sustaining capital expenditures19. Total capital expenditures on the underground project19  from January 1, 2016 to June 30, 2022 was approximately $5.8 billion, including $0.5 billion of underground sustaining capital expenditures19. Capital expenditures on the underground project19 includes VAT and capitalised management services payments but excludes capitalised interest. In addition, OT LLC had contractual obligations20 of $0.5 billion as at June 30, 2022. From the restart of project development in 2016 through June 30, 2022, the Oyu Tolgoi underground project has committed over $4.3 billion to Mongolian vendors and contractors.
Hugo North Design Refinements
Design optimisation work for Lift 1 continues with the aim of minimising risk and maximising productivity. During Q2’22, updated designs for Panel 2 north were completed and these are expected to be incorporated into an updated mine plan in Q3’22.

To support ongoing mining studies, additional data continues to be collected from the surface and underground drilling programmes. During Q2’22, drilling was focussed on the northern part of Panel 1, the southern part of Panel 2 and Lift 2. For H1’22, approximately 2,000 meters has been drilled into Panel 1, 1,500 meters into Panel 2 and 3,600 meters into Lift 2, which is in line with the 5-year drill plan. For the remainder of 2022, the drilling programme is designed to target Lift 2 and future mining areas in the Lift 1 horizon, which are currently excluded from the Mineral Reserve.
FUNDING OF OT LLC BY TURQUOISE HILL

In accordance with the Amended and Restated Shareholders’ Agreement dated June 8, 2011 (ARSHA), Turquoise Hill has funded OT LLC’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

16 Underground development capital incurred and underground development capital committed are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
17 The confirmatory analysis of the underground project costs and schedule contained in the 2020 statutory study required pursuant to, and prepared by OT LLC in accordance with, Mongolian laws and filed with the Mongolian Minerals Council in 2021.
18 The 2022 Reforecast assumes that there are no new COVID-19 related impacts beyond the end of Q2’22.
19 Capital expenditures on the underground project and underground sustaining capital expenditures are supplementary financial measures. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.
20 Contractual obligations is a non-GAAP financial measure. Please refer to the Section titled “Non-GAAP and Other Financial Measures” on page 21 of this press release for further information.

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For amounts funded by debt, OT LLC must repay such amounts, including accrued interest, before it can pay common share dividends. As at June 30, 2022, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to OT LLC was $8.6 billion, including accrued interest of $2.5 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company had previously funded the common share investments in OT LLC on behalf of state-owned Erdenes. These funded amounts, also referred to as carry account loans, earned interest at an effective annual rate of LIBOR plus 6.5% and were expected to be repayable by Erdenes to a subsidiary of the Company via a pledge over Erdenes’ share of OT LLC common share dividends. Erdenes also had the right to reduce the outstanding balance by making cash payments at any time. As announced on January 24, 2022, the Company waived in full the cumulative $2.4 billion in non-recourse carry account loans to Erdenes. The loans comprised $1.4 billion of equity invested in OT LLC by the Company on behalf of Erdenes plus $1.0 billion of unrecognised interest as at January 25, 2022, the date that the waiver was formally granted to and acknowledged by Erdenes.

On December 30, 2021, the Parliament of Mongolia passed Resolution 103 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92 (see the section “Government Relations - Negotiations with Government of Mongolia” of this press release). Resolution 103 placed financing debt restrictions that limit the Company’s ability to fund OT LLC with shareholder debt or to carry common share investments in OT LLC on behalf of Erdenes until sustainable production is achieved.
As at June 30, 2022, Turquoise Hill had $0.5 billion of available liquidity in the form of cash and cash equivalents, which, under current projections and together with the various sources of funding available to the Company under an Amended and Restated Heads of Agreement dated May 18, 2022 between the Company and Rio Tinto (the Funding HoA), are expected to provide the Company with sufficient liquidity and resources to meet its minimum obligations for a period of at least 12 months from the balance sheet date of June 30, 2022.
The Funding HoA amends, restates and supersedes the Amended and Restated Heads of Agreement signed between the Company and Rio Tinto dated January 24, 2022, which itself replaced the prior Heads of Agreement entered into on April 9, 2021. The prior Heads of Agreement replaced the non-binding Memorandum of Understanding that Rio Tinto and Turquoise Hill entered into on September 9, 2020.
The key elements of the Funding HoA include:

•	A commitment by the Company to conduct one or more equity offerings for aggregate proceeds of at least US$650 million (the Initial Equity Offering) by December 31, 2022;
•
A commitment by Rio Tinto to provide additional short-term bridge financing directly to the Company by way of one or more secured advances of up to US$400 million (Early Advance) expected to be made available to the Company subject to satisfaction or waiver of certain conditions precedent, and which is to be repaid out of the proceeds of the Initial Equity Offering;

•
Given that Rio Tinto had not publicly withdrawn the Proposal prior to June 30, 2022, the condition that the Company have completed the Initial Equity Offering prior to drawing the short-term secured advance of up to US$300 million (RT Advance) provided for was automatically removed in the Funding HoA. Previously, Rio Tinto had committed to provide the RT Advance directly to the Company to be available during the debt funding restriction period identified in Resolution 103 and to be indirectly repaid out of the proceeds of the $750 million Co-Lending Facility;

•	Pursuing the rescheduling of principal repayments of existing debt (Re-profiling) to potentially reduce the base case incremental funding requirement by up to $1.7 billion;
•	Seeking to raise up to $500 million of additional senior supplemental debt (SSD); and
•
A commitment by Rio Tinto to provide a co-lending facility (Co-Lending Facility), incremental to the Re-profiling and the SSD, of up to $750 million to be made available once sustainable production has been achieved.

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Further, the Funding HoA provides that, if necessary, Turquoise Hill would be required to raise up to a total of $1.5 billion (less the amount raised in the Initial Equity Offering) via equity in a form of its choosing.

The requirement of Rio Tinto to advance funds under the Co-Lending Facility is subject to a number of conditions precedent set out in the Funding HoA, including, among others: that certain undertakings provided by the Company in favour of the Oyu Tolgoi project finance lenders be amended to cover the Co-Lending Facility; that terms of the Oyu Tolgoi project finance agreements with respect to a “Sponsor Senior Loan” not be amended in any material respect; the absence of new material claims and proceedings against Turquoise Hill or Rio Tinto that could adversely impact the funding elements of the Funding HoA; the absence of a material adverse change and of a “Suspensive Event” as defined under the Oyu Tolgoi project finance agreements, and operations at Oyu Tolgoi not having been suspended for certain defined periods of time; and all relevant third party approvals and consents having been obtained. The requirement of Rio Tinto to advance funds under the RT Advance is also subject to a number of conditions precedent set out in the Funding HoA substantially similar to those applicable to the Co-Lending Facility. The foregoing list of conditions does not purport to be exhaustive, and investors should refer to a copy of the Funding HoA as filed on the SEDAR and EDGAR profiles of the Company.
In light of the financing debt restrictions in Resolution 103, until sustainable production is achieved, OT LLC's estimated funding requirements are expected to be addressed by cash on hand at OT LLC, the Re-profiling and an OT Board approved pre-paid copper concentrate sale arrangement between Turquoise Hill and OT LLC.
At June 30, 2022, the Company estimates its base case incremental funding requirement to be $3.6 billion, an increase of $0.2 billion from its March 31, 2022 estimate of $3.4 billion. Significant contributors to this increase include updated commodity pricing and other market-based assumptions, including LIBOR and inflation. Given this increase, and assuming successful completion of the other elements of the Funding HoA, the Company currently estimates it could need to raise incremental equity proceeds of approximately $0.4 billion, which would be in addition to the Initial Equity Offering of $650 million required by December 31, 2022 , to fully address its estimated incremental funding requirement within the timing framework of the Funding HoA, which sets a target date for the Re-profiling of no later than December 31, 2022 and an outside date for the SSD and Co-Lending Facility to the earlier of the three months following the lifting of the debt restrictions under Resolution 103 and December 31, 2023.  Any changes in key assumptions may impact the incremental funding requirement and, as a result, the actual quantum of incremental equity required may be greater or less than this $0.4 billion estimate. The issuance of any additional equity beyond the Initial Equity Offering, as well as the estimated timing of its issuance would take into account the expected timing and completion of all other funding elements of the Funding HoA, which are expected to provide the Company with sufficient liquidity and resources to meet its minimum obligations for at least twelve months from the balance sheet date of June 30, 2022. In the event there is a residual funding requirement after implementing the elements of the Funding HoA, the Company would consider all funding options available to it at that time.
Successful implementation of the Funding HoA is subject to achieving alignment with relevant stakeholders in addition to Rio Tinto (including existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors. Non-fulfilment of any of the conditions precedent identified in the Funding HoA would also adversely affect the ability of the Company and OT LLC to obtain additional funding or re-profile existing debt as contemplated within the timeframe set out in the Funding HoA. The Company is in discussions with Rio Tinto and other relevant stakeholders regarding implementation of the Funding HoA as well as its residual funding requirements.

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The Funding HoA and the timing of the execution of its various components could also be affected by Rio Tinto’s Proposal to acquire the approximately 49% of the outstanding shares of Turquoise Hill held by the Company's minority shareholders for cash consideration of C$34.00 per share. Rio Tinto has stated that its Proposal is conditional on, among other things, Turquoise Hill not raising additional equity capital, including through a rights offering, bought deal or other share placement, pending completion of the proposed transaction.
Given the uncertainties outlined above, the Company is currently assessing alternatives in the event that the timeline as outlined in the Funding HoA is not achieved or in the event the Rio Tinto Proposal is not ultimately consummated or the parties do not sign a definitive transaction agreement.
Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

•	Successful implementation of the Funding HoA;
•	Changes in commodity prices and other market-based assumptions (including LIBOR and inflation);
•	Surface operations performance as well as the successful implementation (or otherwise) of ongoing optimisation efforts;
•	Any further changes to underground mine cost and schedule in addition to those identified in the 2022 Reforecast;
•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof;
•	Further and/or unanticipated impacts on operations and underground development related to global supply chain issues;
•	Rio Tinto’s Proposal to acquire the outstanding shares of the Company it does not already own; and
•
The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies as the Mongolian Government implements Resolution 103, as discussed in the “Renewed Partnership with Government of Mongolia” section of this press release below.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.
As noted above, Turquoise Hill currently estimates its base case incremental funding requirement to be $3.6 billion (March 31, 2022: $3.4 billion), taking into consideration:

•	Metal price assumptions for copper and gold over the incremental funding period, as delineated in the table below;
•	The 2022 Reforecast;
•	The current forecast of sustainable production for Panel 0;
•	The current forecast of delays to Shafts 3 and 4 (for further information, see the “Surface Operations and Hugo North Underground” section of this press release above); and
•
Any updates or changes to the mine plan of either the open pit or underground mines (for further information, see the “Surface Operations and Hugo North Underground” section of this press release above).

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The specific metal price assumptions used in determining the base case incremental funding gap are as follows:

Year	Copper ($ / pound)	Gold ($ / troy ounce)
2022	3.64	1,857
2023	4.06	1,789
2024	3.96	1,768

Within the base case funding requirement are $1.8 billion of scheduled principal repayments, which the Company is attempting to re-profile.
Turquoise Hill currently estimates its base case incremental funding will continue to be influenced, either positively or negatively, by various factors over the incremental funding period, many of which are outside the Company’s control, including:

•	Any potential further revisions to the amount of underground development capital required or revisions to schedule;
•
The timing of sustainable production and ramp-up profile and their impact on cash flows including any further COVID-19-related delays (for further information, see the “Surface Operations and Hugo North Underground” section of this press release above);

•
The outcomes of Turquoise Hill’s and Rio Tinto’s ongoing engagement with various Mongolian governmental bodies to resolve remaining outstanding items relating to the Government of Mongolia’s implementation of Resolution 103 as discussed in the “Renewed Partnership with Government of Mongolia” section of this press release below;

•	Changes to the amount of cash flow expected to be generated from open-pit operations, net of underground and open-pit sustaining capital requirements;
•	Further and/or unanticipated impacts on operations and underground development related to the COVID-19 pandemic as well as the economic, commercial and financial consequences thereof; and
•
Changes in expected commodity prices, LIBOR, inflation and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favourable or unfavourable impact on the base case incremental funding requirement).

More generally, any changes in the above factors may impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater or less than the $3.6 billion base case estimate, and such variance may be significant. See the sections “Risks and Uncertainties” and “Forward-Looking Statements and Forward-Looking Information” in the Company's Q2 2022 MD&A.
PRIVATISATION PROPOSAL RECEIVED FROM RIO TINTO
On March 13, 2022, the Company's board of directors (the Board) received a non-binding proposal from Rio Tinto, the Company's majority shareholder, to acquire the approximately 49% of the outstanding common shares of Turquoise Hill held by the Company's minority shareholders (approximately 99 million common shares) for cash consideration of C$34.00 per share. Rio Tinto has stated that the Proposal is conditional on, among other things, Turquoise Hill not raising additional equity capital, including through a rights offering, bought deal or other share placement, pending completion of the proposed transaction. The Proposal does not amend the terms of the amended and restated Heads of Agreement entered into by Turquoise Hill and Rio Tinto on January 24, 2022 which establishes a binding funding plan for the completion of the Oyu Tolgoi underground mine.

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In response to the Proposal, the Board formed a Special Committee of independent directors comprised of Maryse Saint-Laurent (Chair), George Burns, Peter Gillin, Russel Robertson and Caroline Donally. The Special Committee has retained BMO Nesbitt Burns Inc. as its financial advisor and Blake, Cassels & Graydon LLP as its legal counsel. In addition, the Special Committee has retained TD Securities as an independent valuator to prepare a formal valuation of the common shares of the Company in accordance with Multilateral Instrument 61-101– Protection of Minority Shareholders in Special Transactions.

In addition to responsibility for reviewing and considering the Proposal, the Special Committee's mandate includes responsibility for considering the Company's liquidity needs and financing options pending the Company's consideration of the Proposal.

In light of Rio Tinto’s condition in its Proposal that its offer is subject to Turquoise Hill not raising additional equity capital, Rio Tinto invited Turquoise Hill to propose terms for an interim funding facility that would satisfy Turquoise Hill’s funding requirements pending the Company’s consideration of the Proposal. Following careful consideration by the Special Committee of the financing options available to the Company, including a potential equity offering, on the recommendation of the Special Committee the Company entered into the Funding HoA on May 18, 2022. See the section of this press release titled “Funding of OT LLC by Turquoise Hill”.

In furtherance of its mandate, the Special Committee will continue to consider the Company’s liquidity needs and financing options, including potential equity offerings. The Funding HoA does not prohibit the Company from raising additional capital by way of an equity offering, including pending the Company’s consideration of the Proposal. However, Rio Tinto has advised the Special Committee that, should the Company proceed with an equity offering, Rio Tinto intends to withdraw the Proposal. Rio Tinto has also advised that if Turquoise Hill proceeds with an equity offering, Rio Tinto intends to exercise its pre-emptive rights to maintain its pro rata interest.
The Proposal is non-binding on Turquoise Hill. There can be no assurance that a transaction will result from the Proposal, and if a transaction does result, whether such transaction will be completed or on what terms. Turquoise Hill does not intend to comment on or disclose further developments regarding the Special Committee's evaluation of the Proposal unless and until it deems further disclosure is appropriate or required.
GOVERNMENT RELATIONS
Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in OT LLC. The remaining 34% interest in OT LLC is held by Erdenes. Turquoise Hill was obliged to fund Erdenes’ share of Oyu Tolgoi’s funding requirements until September 2016, and Erdenes’ share of the capital costs and operating costs of the underground mine until September 2021 under the ARSHA and the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) entered into on May 18, 2015 between, among others, the Company, the Government of Mongolia, Erdenes and OT LLC.
Underground construction recommenced in May 2016 when OT LLC received the final requirement for the restart of underground development: formal notice to proceed approval by the Board, Rio Tinto (as project manager) and OT LLC. Approval followed the signing of the UDP in May 2015 and the signing of a $4.4 billion project finance facility in December 2015. Development had been suspended in August 2013 pending resolution of matters with the Government of Mongolia.

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Turquoise Hill’s investment in the Oyu Tolgoi mine is governed by the 2009 Investment Agreement among Turquoise Hill, the Government of Mongolia, OT LLC and an affiliate of Rio Tinto (Investment Agreement or IA). The Investment Agreement framework was authorised by the Mongolian Parliament and was concluded after 16 months of negotiations. It was reviewed by numerous constituencies within the Government. Turquoise Hill has been operating in good faith under the terms of the Investment Agreement since 2009, and we believe not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

Adherence to the principles of the Investment Agreement, the ARSHA and the UDP has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to Mongolia. Benefits from the Oyu Tolgoi mine open-pit operations and underground development include, but are not limited to, employment, royalties and taxes, local procurement, economic development and sustainability investments.

Renewed Partnership with Government of Mongolia
On January 24, 2022, the Company announced that it had successfully reached a mutual understanding for a renewed partnership with the Government of Mongolia and that the OT LLC Board had unanimously approved the commencement of the undercut, namely the commencement of blasting on January 25, 2022 that started the Oyu Tolgoi underground mine production and the full Definitive Estimate underground development budget.

The decision to approve the undercut represented a reset of the relationship with the Government of Mongolia with a view to delivering economic benefits to all stakeholders including the people of Mongolia and followed resolution of many of the conditions required in Resolution 103 including:

•	Turquoise Hill agreeing to waive in full the US$2.4 billion carry account loan of Erdenes. See the section “Funding of OT LLC by Turquoise Hill” in this press release;
•	Improved cooperation with Erdenes in monitoring the Oyu Tolgoi underground development and enhancing environment, social and governance (ESG) matters;
•	The approval of the Electricity Supply Agreement entered into by OT LLC (the ESA); and
•	The establishment of a funding structure at OT LLC that does not incur additional loan financing prior to sustainable production for Panel 0 (expected in the first half of 2023).

The Company continues to work with the Government of Mongolia and Rio Tinto to finalise the remaining outstanding measures of Resolution 103, namely the formal termination of the UDP and resolution of the outstanding OT LLC tax arbitration.
Oyu Tolgoi Mine Power Supply
OT LLC currently sources power for the Oyu Tolgoi mine from China’s Inner Mongolian Western Grid, via overhead power line, pursuant to back-to-back power purchase arrangements with Mongolia’s National Power Transmission Grid (NPTG), the relevant Mongolian power authority, and Inner Mongolia Power International Cooperation Co., Ltd (IMPIC), the subsidiary of Inner Mongolia’s power grid company expiring in July 2023.

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OT LLC is obliged under the Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between OT LLC and the Government of Mongolia in December 2018 (and as amended in June 2020) provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine.

OT LLC entered into the ESA on January 26, 2022, with, amongst others, Southern Region Electricity Distribution Network to provide OT LLC with power from the Mongolian grid. Power will be delivered under the ESA once certain technical conditions are satisfied, and the Mongolian grid becomes capable of providing electricity to meet OT LLC’s total power requirements on a long-term basis. The ESA has a term of 20 years from the date on which supply commences and provides a pathway to meeting OT LLC’s long-term power requirements from domestic power sources.

While the Mongolian grid undergoes an upgrade to be in a position to provide stable and reliable power to the Oyu Tolgoi mine, OT LLC will continue to import its power from Inner Mongolia, China. An agreement in-principle has been reached between NPTG and IMPIC for a three-year fixed term extension to 2026, followed by two, two-year extensions to up to 2030, if required, with NPTG having an early termination right after July 2028 by giving at least six months prior notice on or after January 4, 2028. The ESA has a term of 20 years from the date on which the current power import agreements terminate and domestic supply commences which provides a pathway to meeting OT LLC’s long-term power requirement from domestic sources.

The outstanding commercial terms are in the process of being finalised by a dedicated working group established by Ministry of Energy which includes representatives from OT LLC, NPTG and Ministry of Energy.
Oyu Tolgoi Tax Assessments
On January 16, 2018, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the Mongolian Tax Authority (MTA) relating to an audit on taxes imposed and paid by OT LLC between 2013 and 2015 (the 2013 to 2015 Tax Assessment). In January 2018, OT LLC paid an amount of approximately $4.8 million to settle unpaid taxes, fines and penalties for accepted items.
On February 20, 2020, the Company announced that OT LLC would be proceeding with the initiation of a formal international arbitration proceeding in accordance with dispute resolution provisions within Chapter 14 of the Investment Agreement and Chapter 8 of the UDP. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties have agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.
On December 23, 2020, Turquoise Hill announced that OT LLC had received and was evaluating a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by OT LLC between 2016 and 2018 (the 2016 to 2018 Tax Assessment). Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. The MTA also proposed a $1.4 billion adjustment to the balance of OT LLC’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

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On January 11, 2021, Turquoise Hill announced that OT LLC had completed its evaluation of the 2016 to 2018 Tax Assessment claim and confirmed that OT LLC had given notice of its intention to apply to the UNCITRAL tribunal to amend its statement of claim to include certain matters raised in the 2016 to 2018 Tax Assessment. OT LLC’s application to include these matters in the pending arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the statement of claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments, which were addressed in local Mongolian tax courts. As there was less certainty with respect to the resolution of these matters, the Company accrued for certain amounts and has also adjusted its loss carry forwards.

In February 2021, OT LLC received notices of payment totalling approximately $228 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2016 to 2018 Tax Assessment, and in March 2021, OT LLC received notices of payment totalling $126 million (which were converted from Mongolian Tugrik to U.S. dollars at the exchange rate on those dates) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by OT LLC within 10 business days from the dates of the notices of payment. Under the same legislation, OT LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities.

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defence together with a counterclaim (GoM Defence and Counterclaim) in relation to the tax arbitration proceeding. Turquoise Hill was not a party to the arbitration, but the GoM Defence and Counterclaim requested that the arbitral tribunal add both the Company and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GoM Defence and Counterclaim is to seek the rejection of OT LLC’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia also makes assertions surrounding previously reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event OT LLC’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the Investment Agreement is void.
Turquoise Hill denied the allegations relating to the Company in the GoM Defence and Counterclaim and filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. As announced by the Company on January 17, 2022, the arbitral tribunal issued a ruling deciding that Turquoise Hill not be added as a party to the arbitration. As described above, Resolution 103 authorised certain measures to be completed by the Government of Mongolia in order for Resolution 92 to be considered formally implemented.
Regarding previously disclosed tax assessments of OT LLC, on February 11, 2022, at the request of the parties to the tax arbitration, the arbitral tribunal issued an order suspending the tax arbitration for six months or until 21 days from when the tribunal receives notice from OT LLC or the Government of Mongolia to terminate the suspension. Initial discussions have been held between the parties but there have been no material developments in relation to the negotiations. The suspension order is due to expire on August 11, 2022. The Company remains committed to continue to work with the Government of Mongolia and Rio Tinto to finalise the outstanding tax matters whether through arbitration or negotiation.
The Company remains of the opinion that the tax positions adopted by OT LLC in its tax filings were correct and that OT LLC has paid all taxes and charges required under the Investment Agreement, the ARSHA, the UDP and Mongolian law.

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Anti-Corruption Authority Information requests

On March 1, 2022, OT LLC notified the Company that it received a letter from the Mongolian Anti-Corruption Authority requesting certain documents and information relating to an investigation regarding the underground construction work. The Company has no further details at this time and will update the market as appropriate.

CLASS ACTION COMPLAINTS

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its current and former officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. The defendants moved to dismiss the operative amended complaint on October 19, 2021, under Rule 12(b)(6) of the Federal Rules of Civil Procedure and the Private Securities Litigation Reform Act of 1995, for failure to state a claim. As of December 17, 2021, the motion was fully briefed and pending before the Court.  The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). On January 7, 2022 the plaintiff re-amended its claim to include allegations relating to developments arising since the previous amended complaint was filed. No hearing has been scheduled yet. The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.
NOTICE OF ARBITRATION
In May 2022, the Company received a notice of arbitration from Entrée Resources Ltd. in connection with the earn-in-agreement with Entrée.
The Company disputes the characterisations made by Entrée in its news release dated May 26, 2022 announcing the initiation of arbitration proceedings. Turquoise Hill has been in discussions with Entrée in order to resolve certain commercial disagreements in connection with the Earn-in Agreement. The Company reserves all of its rights and will vigorously defend itself.
See the risk factor titled “The Company may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Company’s business” in the “RISKS AND UNCERTAINTIES” section of the Company’s MD&A for the year ended December 31, 2021.

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CORPORATE ACTIVITIES

Exploration

Turquoise Hill, through its wholly owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration programme in Mongolia on licences that are not part of Oyu Tolgoi. Turquoise Hill owns three exploration licences: Bag and Od-2 in the Umnugobi province and Khatavch in the Dornogovi province.

During Q2’22, the exploration team completed planned 2022 field activities at Khatavch. The work included mapping, sampling and a ground magnetic survey. The mapping and sampling programme was undertaken to further enhance the geological map created in 2021 and to aid in the definition of lithological contacts. The magnetic survey included 398.4-line kilometres on 50 metres spaced north-south lines and 41.2-line kilometres on 7 east-west tie lines, for a total of 439.6-line kilometres. The results from the magnetic survey are currently being interpreted and will be shared in H2’22. As part of the field work at Khatavch, the exploration team conducted stakeholder meetings with Mandakh soum officials, local herders, and management personnel from the neighbouring coal mine. At completion of the field programme, the camp site was rehabilitated, and an environmental inspection was completed by the Alkhanteeg Bag Leader.

During Q2’22, the exploration team conducted administrative activities and stakeholder consultations in preparation for field activities at Bag. During the field season, the team is planning to complete two diamond drill holes at Bag for a total of approximately 1,200 metres. The contract for drilling and core cutting services has been awarded and mobilisation occurred in late July.

The Turquoise Hill exploration team continues to monitor any opportunities to grow their portfolio through acquiring new land. The next land release by the Mineral Resources and Petroleum Authority of Mongolia is not expected until Q1’23.
Board Appointment
On May 11, 2022, Turquoise Hill announced the appointment of Caroline Donally to the Company’s Board of Directors as an independent director.
NON-GAAP AND OTHER FINANCIAL MEASURES
The Company presents and refers to the following non-GAAP financial measures, non-GAAP ratios and supplementary financial measures, which are not defined in IFRS. A description and, when required, a calculation of each measure is given below. Such measures may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at the Oyu Tolgoi mine and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.
Non-GAAP financial measures
Non-GAAP financial measure is defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (NI 52-112) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

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Total operating cash costs

The measure of total operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill, which are eliminated in the consolidated financial statements of the Company. Total operating cash costs is used internally by management to assess the performance of the business in effectively allocating and managing costs and is provided in order to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC. Total operating cash costs are relevant to the understanding of the Company’s operating profitability and ability to generate cash flows. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”. A reconciliation of total operating cash costs for its current and comparative period is presented under “Non-GAAP Ratios” herein below.

Consolidated working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, the Company’s definition of consolidated working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory. Management and investors consider movements in consolidated working capital to understand the Company’s cash flow generated from operating activities before interest and tax.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Consolidated working capital	June 30,	December 31,
(Stated in $000's of dollars)	2022	2021

Inventories (current)	293,298	290,017
Trade and other receivables	12,853	16,119
Trade and other payables:
- trade payables and accrued liabilities	(336,951)	(320,791)
- payable to related parties	(118,061)	(54,153)
	(148,861)	(68,808)

Contractual obligations
The following section of this press release discloses contractual obligations in relation to the Company’s project finance, lease, purchase, power and asset retirement obligations. Amounts relating to these obligations are calculated on the assumptions of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in this press release and in the Company’s Q2 2022 MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The presentation of contractual obligations here and in the Company’s Q2 2022 MD&A is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

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A reconciliation of contractual obligations as at June 30, 2022 to the relevant line items from among the current assets and liabilities in the consolidated financial statements and notes is provided below.

(Stated in $000's of dollars)	Project Finance Facility	Purchase obligations	Other Obligations	Power commitments	Lease liabilities	Decommissioning obligations

Commitments (MD&A)	4,240,316	528,488	440,769	129,001	24,633	389,889
Cancellable obligations (net of exit costs)	-	(477,940)	-	(65,017)	-	-
Accrued capital expenditure	-	(26,362)	26,362	-	-	-
Discounting and other adjustments	(116,901)	-	-	-	(4,955)	(218,485)
Financial statement amount	4,123,415	24,186	467,131	63,984	19,678	171,404

Contractual obligations is used to present contractual and other obligations that are both cancellable or non-cancellable.
Non-GAAP ratios
A non-GAAP ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-GAAP financial measure as one or more of its components, and (c) is not disclosed in the financial statements. The non-GAAP financial measures used to calculate the non-GAAP ratios below are C1 cash costs, all-in sustaining costs, mining costs and milling costs.

C1 cash costs per pound of copper produced
C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. This metric is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of OT LLC and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced by selling these products. The most comparable financial measure that is disclosed in the primary financial statements for total operating costs is “Cost of sales”.
All-in sustaining costs per pound of copper produced
All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations. As a result, sustaining capital expenditures on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of OT LLC to support sustaining capital expenditures for future production from the generation of operating cash flows.

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A reconciliation of total operating cash costs, C1 cash costs and AISC is provided below.

C1 costs (Stated in $000's of dollars)	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
		(Restated)(1)		(Restated)(1)
Cost of sales	219,416	85,511	394,427	241,155
Cost of sales: $/lb of copper sold	2.82	1.98	2.74	1.87
Depreciation and depletion	(44,582)	(21,223)	(84,067)	(73,417)
Change in inventory	(10,384)	72,576	11,548	102,873
Other operating expenses	58,407	73,276	123,413	129,764
Less:
- Inventory (write-down) reversal	115	(1,522)	(189)	3,604
- Depreciation	(498)	(593)	(1,042)	(1,195)
Management services payment to Turquoise Hill	7,159	5,400	14,412	11,878
Total operating cash costs	229,633	213,425	458,501	414,662
Total operating cash costs: $/lb of copper produced	3.40	2.63	3.41	2.29
Adjustments to total operating cash costs(2)	(5,485)	(11,302)	(11,179)	(11,510)
Less: Gold and silver revenues	(135,628)	(132,789)	(247,834)	(325,668)
C1 costs ($'000)	88,520	69,334	199,488	77,484
C1 costs: $/lb of copper produced	1.31	0.85	1.49	0.43

All-in sustaining costs (Stated in $000's of dollars)
Corporate administration	13,376	8,525	28,996	21,568
Asset retirement expense	3,423	1,388	5,855	2,983
Royalty expenses	28,415	22,462	53,352	45,202
Ore stockpile and stores write-down (reversal)	(115)	1,522	189	(3,604)
Other expenses	1,025	552	2,199	806
Sustaining cash capital including deferred stripping	42,738	21,804	68,833	30,100
All-in sustaining costs ($'000)	177,382	125,587	358,912	174,539
All-in sustaining costs: $/lb of copper produced	2.63	1.55	2.67	0.96

(1)
Prior year comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of the Company’s Q2 2022 MD&A for further information.

(2)
Adjustments to total operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cash cost.

Cost of sales is the most comparable measure for mining and milling costs. Mining and milling costs represent total operating cash costs of Oyu Tolgoi’s open-pit mining and concentrator operations.
Mining, milling and G&A costs per tonne ratios are used internally by management and investors to assess the performance of the business by providing information on cost efficiency across the important components of Oyu Tolgoi’s operations - its open-pit mine, concentrator and support functions.
Mining costs per tonne of material mined
Mining costs per tonne of material mined for the three and six months ended June 30, 2022 are calculated by reference to total mining costs, respectively, of $61.9 million and $116.8 million (Q2’21: $42.9 million and $87.3 million) and total material mined of 25.6 million and 49.9 million tonnes (Q2’21: 15.8 million and 38.4 million tonnes).

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Milling costs per tonne of ore treated

Milling costs per tonne of ore treated for the three and six months ended June 30, 2022 are calculated by reference to total milling costs, respectively, of $63.7 million and $131.7 million (Q2’21: $66.7 million and 128.0 million) and total ore treated of 9.7 million and 19.3 million tonnes (Q2’21: 9.4 million and 19.2 million tonnes).

Supplementary financial measures
Supplementary financial measures are defined under NI 52-112 as financial measures (a) which are neither non-GAAP financial measures nor non-GAAP ratios, (b) that are not presented in the financial statements and (c) that are, or are intended to be, disclosed periodically to depict the historical or expected future financial performance, financial position or cash flow. The below are supplementary financial measures that the Company uses to depict its financial performance, financial position or cash flows.
Cost of sales per pound of copper sold
Cost of sales is reported in the consolidated income statement. Cost of sales per pound of copper sold supports management’s objective of efficient cost allocation and is used by management and investors to understand operating profitability.
Capital expenditures
These measures are derived from and comprise sustaining and development expenditures on property, plant and equipment in the cash flow statement.

i.	Capital expenditures on surface operations

Capital expenditures on surface operations comprise investment in the above ground assets and infrastructure that now support both operation of the open pit and processing of underground material. This includes the expenditures related to the open pit, including deferred stripping, the concentrator and tailings storage.
ii.	Capital expenditures on the underground project

Capital expenditures on the underground project comprise underground sustaining capital expenditures and underground development capital expenditures.

a.	Underground sustaining capital expenditures

Underground sustaining capital expenditures represent cash spent on assets lasting for more than one year that support lateral development of the underground system, including drawpoint construction. This measure is used to support management's objective of effective and efficient capital allocation as the Company needs to invest in sustaining capital assets in order to optimise productive capacity, including during the period from undercut commencement in January 2022 through to sustainable production, currently anticipated in H1’2023, and into the future.

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b.	Underground development capital expenditures

Underground development capital expenditures reflect spending required to complete the underground project, including on the underground materials handling and ventilation infrastructure. It includes construction of the shafts, primary crushers, material handling systems and the surface to conveyor system. This measure is used to support management's objective of delivering growth through completion of development on the underground project.

iii.	Underground development capital incurred

Underground development capital incurred reflects the value of work completed, usually equal to amounts invoiced or accrued, where goods or services have been delivered but the invoice has not been received or processed. Amounts incurred, on being invoiced and paid will become underground development capital expenditures.

iv.	Underground development capital committed

Underground development capital committed reflects the value of the work awarded to a vendor or contractor, including the work of the owners teams required to support awarded contracts. Amounts committed, once the scope of the contract packages have been delivered will become underground development capital incurred.
Underground development capital incurred and underground development capital committed provide information on the delivery of the project to date both in terms of commitments made with vendors and scope delivered. These measures are useful since they illustrate how much of the project remains to be delivered, which is increasingly important to management as we approach completion of the project.
These measures are used to support management's objective of effective and efficient capital allocation as the Company needs to invest in sustaining existing assets across our operations in order to maintain and improve productive capacity, and to deliver growth through completion of development on the underground project.
G&A costs per tonne of ore treated
G&A costs per tonne of ore treated for the three and six months ended June 30, 2022 are calculated by reference to total general & administrative costs. General & administrative costs are equivalent to Oyu Tolgoi administrative expenses and totalled, respectively, $26.6 million and $62.2 million (Q2’21: $46.8 million and $80.9 million). Total ore treated for those periods were 9.7 million and 19.3 million tonnes (Q2’21: 9.4 million and 19.2 million tonnes). G&A is used to promote cost effectiveness through measurement of the overhead required to support the business.
INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the three months ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosures. There were no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2022.

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QUALIFIED PERSON
Disclosure of information of a scientific or technical nature in the Company’s Q2 2022 MD&A in respect of the Oyu Tolgoi mine was approved by Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Company. Jo-Anne Dudley is a “qualified person” within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101).
SELECTED QUARTERLY DATA
The Company’s interim financial statements are reported under IFRS applicable to interim financial statements, including IAS 34 Interim Financial Reporting.

($ in millions, except per share information)	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2022	2022	2021	2021
			Restated (b)	Restated (b)

Revenue	402.0	402.7	522.3	662.1

Income for the period	93.3	394.3	221.6	54.4

Income attributable to owners of Turquoise Hill Resources Ltd	82.6	275.2	165.8	55.7

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.41	1.37	0.82	0.28
	Quarter Ended
	Jun-30	Mar-31	Dec-31	Sep-30
	2021	2021	2020	2020
	Restated (b)			Restated (b)

Revenue	329.8	526.5	405.1	283.0

Income for the period	127.8	332.1	241.6	177.8

Income attributable to owners of Turquoise Hill Resources Ltd	102.9	236.7	159.9	139.2

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd (a)	0.51	1.18	0.79	0.69

(a)	Basic and diluted earnings per share has been recalculated pursuant to the share consolidation completed on October 23, 2020 for all periods presented.
(b)
Comparatives have been restated for adoption of the IAS16 amendment to Property, Plant and Equipment: Proceeds before intended Use. Please refer to the Section titled “Recent Accounting Pronouncements” on page 24 of the Company’s Q2 2022 MD&A for further information.

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TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Income
(Stated in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	Note	2022	2021	2022	2021
			Restated - Note 2 (c)(i)		Restated - Note 2 (c)(i)

Revenue	4	$402,037	$329,800	$804,688	$856,346
Cost of sales	5	(219,416)	(85,511)	(394,427)	(241,155)
Gross margin		182,621	244,289	410,261	615,191

Operating expenses	6	(58,407)	(73,276)	(123,413)	(129,764)
Corporate administration expenses		(13,376)	(8,525)	(28,996)	(21,568)
Other expenses	19	(24,445)	(14,610)	(22,769)	(27,787)
Income before finance items and taxes		86,393	147,878	235,083	436,072

Finance items
Finance income	7	1,165	607	1,887	1,897
Finance costs	7	(4,017)	(1,596)	(6,748)	(3,231)
		(2,852)	(989)	(4,861)	(1,334)
Income from operations before taxes		83,541	146,889	230,222	434,738

Income and other taxes	13	9,801	(19,047)	257,420	25,253
Income for the period		$93,342	$127,842	$487,642	$459,991

Attributable to owners of Turquoise Hill Resources Ltd.		$82,646	$102,859	$357,864	$339,574
Attributable to owner of non-controlling interest		10,696	24,983	129,778	120,417
Income for the period		$93,342	$127,842	$487,642	$459,991

Basic and diluted earnings per share attributable to owners of Turquoise Hill Resources Ltd.		$0.41	$0.51	$1.78	$1.69

Basic weighted average number of shares outstanding (000's)		201,231	201,231	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Comprehensive Income
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
		Restated - Note 2 (c)(i)		Restated - Note 2 (c)(i)

Income for the period	$93,342	127,842	$487,642	459,991

Other comprehensive income:
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(3,595)	2,631	162	4,887
Other comprehensive income for the period (a)	$(3,595)	$2,631	$162	$4,887

Total comprehensive income for the period	$89,747	$130,473	$487,804	$464,878

Attributable to owners of Turquoise Hill	79,051	105,490	358,026	344,461
Attributable to owner of non-controlling interest	10,696	24,983	129,778	120,417
Total comprehensive income for the period	$89,747	$130,473	$487,804	$464,878

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2022 (2021: nil).
The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	Note	2022	2021	2022	2021
			Restated - Note 2 (c)(i)		Restated - Note 2 (c)(i)

Cash generated from operating activities before interest and tax	16	$315,376	$304,767	$438,010	$553,003

Interest received		920	678	1,469	1,853
Interest paid		(84,771)	(84,511)	(85,580)	(111,022)
Income and other taxes paid	18	(2,461)	(2,525)	(2,477)	(358,648)
Net cash generated from operating activities		$229,064	$218,409	$351,422	$85,186

Cash flows from investing activities
Expenditures on property, plant and equipment		$(260,941)	$(227,356)	$(490,807)	$(477,643)
Purchase of commodity put options		-	-	-	(29,907)
Proceeds from pre-production revenues		-	-	-	-
Other investing cash flows		(1)	62	(1)	62
Cash used in investing activities		$(260,942)	$(227,294)	$(490,808)	$(507,488)

Cash flows from financing activities
Repayment of project finance facility		$(41,826)	$(21,744)	$(41,826)	$(21,744)
Proceeds from bank overdraft facility		-	-	-	8,500
Repayment of bank overdraft facility		-	(8,500)	-	(8,500)
Payment of lease liability		(2,740)	(166)	(5,152)	(295)
Cash used in financing activities		$(44,566)	$(30,410)	$(46,978)	$(22,039)

Effects of exchange rates on cash and cash equivalents		(116)	(165)	470	(207)
Net decrease in cash and cash equivalents		$(76,560)	$(39,460)	$(185,894)	$(444,548)

Cash and cash equivalents - beginning of period		$584,962	$718,533	$694,296	$1,123,621
Cash and cash equivalents - end of period		$508,402	$679,073	$508,402	$679,073

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)
(Unaudited)

		June 30,	December 31,
	Note	2022	2021
			Restated - Note 2 (c)(i)
Current assets
Cash and cash equivalents	8	$508,402	$694,296
Inventories	9	293,298	290,017
Trade and other receivables		12,853	16,119
Prepaid expenses and other assets		86,524	120,715
		901,077	1,121,147
Non-current assets
Property, plant and equipment	10	12,630,001	12,049,958
Inventories	9	47,517	60,711
Prepaid expenses and other assets	18	315,192	348,671
Deferred income tax assets	13	879,557	602,862
Other financial assets		17,341	16,818
		13,889,608	13,079,020
Total assets		$14,790,685	$14,200,167

Current liabilities
Borrowings and other financial liabilities	11	$713,424	$397,421
Trade and other payables	12	467,131	384,488
Deferred revenue		172,231	149,368
		1,352,786	931,277
Non-current liabilities
Borrowings and other financial liabilities	11	3,429,669	3,785,358
Deferred income tax liabilities	13	164,585	145,434
Decommissioning obligations	14	171,404	153,662
		3,765,658	4,084,454
Total liabilities		$5,118,444	$5,015,731

Equity
Share capital		$11,432,122	$11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive income		4,525	4,363
Deficit		(3,881,793)	(2,840,896)
Equity attributable to owners of Turquoise Hill		9,110,628	10,151,363
Attributable to non-controlling interest	15	561,613	(966,927)
Total equity		$9,672,241	$9,184,436

Total liabilities and equity		$14,790,685	$14,200,167

The accompanying notes are an integral part of these consolidated financial statements.

Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com

TURQUOISE HILL RESOURCES LTD.
Consolidated Statements of Equity
(Stated in thousands of U.S. dollars)
(Unaudited)

Six Months Ended June 30, 2022	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income	Deficit	Total	(Note 15)	Total equity

Opening balance	$11,432,122	$1,555,774	$4,363	$(2,840,895)	$10,151,364	$(966,927)	$9,184,437
Income for the period	-	-	-	357,864	357,864	129,778	487,642
Other comprehensive income for the period	-	-	162	-	162	-	162
Waiver of non-recourse loans (Note 15)	-	-	-	(1,398,762)	(1,398,762)	1,398,762	-
Closing balance	$11,432,122	$1,555,774	$4,525	$(3,881,793)	$9,110,628	$561,613	$9,672,241

Six Months Ended June 30, 2021	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			Interest
	Share capital	surplus	income	Deficit	Total	(Note 15)	Total equity

Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953
Impacts of change in accounting policy Note 2(c)(i)	-	-	-	13,630	13,630	7,022	20,652
Opening balance (Restated)	$11,432,122	$1,558,834	$1,418	$(3,401,971)	$9,590,403	$(1,141,798)	$8,448,605
Income for the period (Restated Note 2(c)(i))	-	-	-	339,574	339,574	120,417	459,991
Other comprehensive income for the period	-	-	4,887	-	4,887	-	4,887
Employee share plans	-	(53)	-	-	(53)	-	(53)
Closing balance (Restated)	$11,432,122	$1,558,781	$6,305	$(3,062,397)	$9,934,811	$(1,021,381)	$8,913,430

The accompanying notes are an integral part of these consolidated financial statements.

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi); Erdenes Oyu Tolgoi LLC (Erdenes), a Mongolian state-owned entity, holds the remaining 34% interest.

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Forward-looking statements and forward-looking information
Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the key agreements entered into with the Government of Mongolia announced on January 24, 2022 (the GoM Agreements) are implemented along with the implementation of Resolution 103, the resolution passed by the Parliament of Mongolia in December 2021 to resolve the outstanding issues among the Company, Rio Tinto and the Government of Mongolia in relation to the implementation of Resolution 92, the resolution passed by the Parliament of Mongolia in November 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the terms and conditions of the Proposal and its review and evaluation by the Special Committee; the implementation and successful execution of the updated funding plan that is the subject of the Funding HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Funding HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Funding HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Funding HoA; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Funding HoA in light of future and then prevailing market conditions; the expectations set out in the 2020 OTTR; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on achieving first sustainable production and on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaints filed against the Company in October 2020 and January 2021, respectively; the merits of the defence and counterclaim filed by the Government of Mongolia in the international tax arbitration brought by OT LLC and the likelihood of the parties being able to amicably resolve the ongoing tax issues; the timing of studies, announcements and analyses; the status of underground development, including any slowdown of work; the causes of the increase in costs and schedule extension of the underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; the timing and progress of the sinking of Shafts 3 and 4 and any delays in that regard in addition to previously announced delays; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of a state-owned power plant (SOPP) and related amendments to the PSFA, as amended, as well as power purchase agreements and extensions thereto; the finalisation of an agreement with IMPIC on extension of the current power import arrangements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the continuing impact of COVID-19, including any restrictions imposed by health or governmental authorities relating thereto on the Company’s business, operations and financial condition, as well as delays and the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; capital and operating cost estimates, including inflationary pressures thereon resulting in cost escalation; the content of the Definitive Estimate; mill and concentrator throughput; anticipated business activities, planned expenditures, corporate strategies; supply disruptions of oil and gas to the Oyu Tolgoi project caused by the ongoing Russia-Ukraine conflict; and other statements that are not historical facts.
Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production as well as the lifting of restrictions by the Government of Mongolia on the ability of OT LLC to incur any additional indebtedness; the possibility that the Company and Rio Tinto are unable to come to an agreement on the terms and conditions of a going-private transaction or that the terms and conditions of a definitive agreement between the Company and Rio Tinto in respect of a going private transaction will differ from those that are currently contemplated by the Proposal; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, subject to ongoing discussions relating to a standstill period; finalisation of an agreement with IMPIC on an extension of the current power import arrangements; the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the implementation and successful execution of the updated funding plan that is the subject of the Funding HoA, as such agreement may be further amended and restated; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor.

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Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the accuracy of the Definitive Estimate; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; the outcome of the international arbitration proceedings, including the likelihood of the parties being able to amicably resolve the ongoing tax issues; regulatory restrictions (including environmental regulatory restrictions and liability); OT LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; the Company’s ability to operate sustainably, its community relations, and its social licence to operate in Mongolia; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; inflationary pressures on prices for critical supplies for Oyu Tolgoi including fuel, power, explosives and grinding media resulting in cost escalation; defective title to mineral claims or property; human rights requirements; international conflicts such as the ongoing Russia-Ukraine conflict; and new tax measures, such as a minimum corporate tax rate, that might be implemented as a result of evolving global initiatives. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.
With respect to specific forward-looking information concerning the continued operation and development of the Oyu Tolgoi project, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia with respect to the continued operation and development of Oyu Tolgoi as and when the GoM Agreements are implemented along with the implementation of Resolution 103; the continuation of undercutting in accordance with the mine plan and design; the approval or non-approval by the OT LLC Board of any future necessary additional investment, and the likely consequences on the timing and overall economic value of the Oyu Tolgoi project, including slowdown on the underground development and significant delays to first sustainable production; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the implementation and successful execution of the updated funding plan that is the subject of the Funding HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor the eventual pre-payment arrangement between the Company (or a wholly-owned subsidiary) and OT LLC; the potential impact of COVID-19, including any restrictions imposed by health and governmental authorities relating thereto, as well as the development cost impacts of delays caused by the COVID-19 pandemic; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays and the costs which would result from delays, including delays caused by COVID-19 restrictions and impacts and related factors, in the development of the underground mine (which could significantly exceed the costs projected in the 2020 OTTR); projected copper, gold and silver prices and their market demand; production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi; inflationary pressures on prices for critical supplies for Oyu Tolgoi, including fuel, power, explosives and grinding media resulting in cost escalation; and the potential impact of the ongoing Russia-Ukraine conflict, including supply disruptions of oil and gas to the Oyu Tolgoi project caused thereby.
The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

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Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company's Annual Information Form for the year ended December 31, 2021, dated as of March 2, 2022 (the AIF), as supplemented by the “Risks and Uncertainties” section in the Company’s Q2 2022 MD&A.
Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section in the AIF and the “Risks and Uncertainties” section of  the Company’s Q2 2022 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com